SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of February 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated February 16, 2006
2. Press Release dated February 20, 2006
3. Press Release dated February 21, 2006
4. Press Release dated February 22, 2006
5. Press Release dated February 23, 2006
6. Press Release dated February 24, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: February 28, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Delivers Integrated Software Defined Radio Solution to
Netherlands’ TNO Information and Communication Technology
Burnaby, B.C., Canada — February 16, 2006 — Spectrum Signal Processing Inc. today announced the selection of the flexComm™ SDR-3002 software defined radio (SDR) platform by TNO Information and Communication Technology to evaluate Software Communications Architecture (SCA) and SDR capabilities and to develop demonstrators for their customers in the Netherlands and Europe. This procurement will equip TNO with a high performance signal processing platform preloaded with the Harris SCA Core Framework middleware and the Zeligsoft Component Enabler software modeling tool, Zeligsoft CE™. Additional integration services, training and support are also included from Spectrum. Together the platform will enable the design, deployment and configuration of SDR systems supporting the SCA.
“Spectrum’s solution provides TNO with a turnkey, application-ready platform along with on-site installation and integration services that will allow us to concentrate on our application rather than base system integration efforts,” said Bram Van den Ende, Program Manager at TNO. “In addition, the platform-aware SCA development tool suite, extensive training and quality support services will significantly reduce our learning curve and allow us to begin application work almost immediately.”
“Spectrum is proud to advance international SDR development and facilitate SCA adoption worldwide. Customers can leverage our SCA expertise to better understand SDR technology and its application to European markets,” said Dan Simard, Managing Director of Spectrum Signal Processing (UK) Limited. “As a result of key technical partnerships with Harris Corporation and Zeligsoft Inc., we are able to provide our customers with a complete solution and a simplified supply chain.”
The SDR-3002 is a commercial-off-the-shelf (COTS) solution specifically targeting international SDR programs. The platform provides a turnkey black-side “IF to Ethernet” processing system. Also included are the Harris SCA Core Framework, Zeligsoft CE and Spectrum’s quicComm™ hardware abstraction layer, to facilitate algorithm partitioning and programming, and a real-time operating system. The SCA is an open architecture developed by the US Department of Defense for its Joint Tactical Radio System program. With the combined Spectrum-Harris-Zeligsoft environment, designers can quickly model SCA waveforms, validate them for SCA compliance and generate XML files for the Harris operating environment.
For more information on the SDR-3002, please visit http://www.spectrumsignal.com/products.
ABOUT TNO INFORMATION AND COMMUNICATION TECHNOLOGY
TNO Information and Communication Technology (ICT) is a unique and independent centre of innovation in the Netherlands that brings together ICT and telecom disciplines of TNO. TNO helps companies, government bodies and semi-public organisations to realise successful innovations in ICT. Value creation for clients is TNO’s priority, and its added value lies in the combination of innovative strength and in-depth knowledge.
For more information, visit http://www.tno.nl/ict

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Zeligsoft CE is a trademark of Zeligsoft, Inc. Other products and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

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F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Platform Selected for Laser RADAR Application for U.S.
Department of Defense
Digital Signal Corporation To Use Spectrum’s Latest Software Defined Radio Solution for 3-D Facial
Recognition Imaging Field Trial
Columbia, MD — February 20, 2006 — Spectrum Signal Processing (USA) Inc. today announced the selection of the flexComm™ SDR-4000 software defined radio platform by Digital Signal Corporation (DSC) for the development of a laser RADAR for the U.S. Department of Defense. The laser RADAR based system is being designed to perform precise 3-D facial recognition in a fraction of a second from distances in excess of 10 meters. The project is currently in the prototyping phase with field trials expected in late 2006 and if successful, production shipments may follow in 2007.
“Spectrum’s commercial-off-the-shelf (COTS) SDR-4000 platform provides DSC with high performance real-time processing in a low power, small form factor configuration ideal for our laser RADAR,” said Ken Belsley, Chief Scientist at DSC. “In addition to offering a COTS solution, Spectrum has also integrated several third party hardware and software components into the subsystem to reduce our time to field trial and enable our development team to concentrate on enhancing critical features of the application rather than working on the subsystem functionality.”
“It is exciting to see the SDR-4000’s inherent flexibility utilized in DSC’s advanced DOD application. While designed for military communications, we knew our third generation SDR technology would bring benefit to market segments beyond C4ISR,” said Mike Farley, President of Spectrum USA. “The performance and architecture of the SDR-4000 makes it suitable for DSC’s development, field trials and final deployment.”
The SDR-4000 is a 3U CompactPCI® platform that is comprised of two major component level hardware products: the PRO-4600 SDR modem processing engine and the XMC-3321 dual transceiver input/output mezzanine card. RapidIO™ provides a high bandwidth interconnect fabric between these cards, as well as the input/output functionality to ensure the efficient use of the processing resources. Software development tools include Spectrum’s quicComm™ hardware abstraction layer, which facilitates algorithm partitioning and programming and a real-time operating system. The platform can be optimized for program specific size, weight, power consumption, cost and ruggedization requirements. For more information on the SDR-4000, please visit www.spectrumsignal.com/products/3u/sdr4000.asp.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

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FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). RapidIO is a trademark of RapidIO Forum. Other products and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

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F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Partners with Communications Research Centre Canada for Core Framework Software
Value-Added Reseller Agreement Allows Spectrum to offer Software Communications Architecture
(SCA) Core Framework on SDR-4000 For Rugged Software Defined Radio Applications
Burnaby, B.C., Canada — February 21, 2006 — Spectrum Signal Processing Inc. announced today the availability of SCARI++, the Communication Research Centre Canada’s implementation of the Software Communications Architecture (SCA) Core Framework, on Spectrum’s flexComm™ SDR-4000 rugged software defined radio (SDR) platform. The SCA defines a software operating environment that includes an application framework known as the Core Framework. The Core Framework standardizes how waveform applications are loaded, unloaded and configured on the radio platform and defines Base Application Interfaces to simplify porting. The SCA was originally developed for the US Department of Defense Joint Tactical Radio System (JTRS) program and is being adopted worldwide as a standard technology for software defined radios (SDR).
“The bundling of SCARI++ on the SDR-4000 delivers a commercial-off-the-shelf (COTS) SDR modem platform for the tactical military communications market. This integrated package frees our customers to focus exclusively on the development of their applications,” said Mark Briggs, VP Marketing at Spectrum Signal Processing. “A key feature of the SCARI++ SCA is that it was designed in Canada and allows us to market an internationally recognized Canadian solution to the international MILCOM community. It is licensed without a run-time royalty, which is attractive to customers supporting high volume deployments.”
“This is a partnership between two internationally recognized leaders in the field that will greatly benefit the industry in North America and around the world,” says Claude Bélisle, Acting-VP, Satellite Communications and Radio Propagation Research at CRC. “We have worked informally with Spectrum for several years promoting software defined radio technology but it is great to be formally partnered with this Canadian firm.”
Spectrum’s SDR-4000 3U CompactPCI®-based rugged platform provides tactical military radio providers with an integrated system on which they can develop and deploy their SDR applications. The platform includes advanced hardware comprised of the PRO-4600 processing engine and the XMC-3321 dual-transceiver input/output card. Also provided on the SDR-4000 are comprehensive software examples that demonstrate application data flows that simplify and accelerate development initiatives. Technical support services and training courses are part of this extensive product offering.
SCARI++ is a full-featured implementation of the SCA v2.2 completely implemented in C++ that runs the Domain Manager and Device Manager. SCARI++ supports stand-alone remote devices for deployment and features a Device Manager capable of launching node components by reading their XML descriptor ?les. The SCARI++ Software Suite is the latest generation of the SCARI product that began with SCARI-Open, an open source reference implementation of the SCA developed by the Communications Research Centre for the SDR Forum. Using lessons learned during the development and testing of SCARI-Open, SCARI++ was built from the ground up for real-time systems. The SCARI-Open suite recently received a more than 97 percent passing score in tests conducted by the JTRS Technology Laboratory, which is believed to be the highest score ever received.
Details on the SDR-4000 with SCARI++ SCA Core Framework can be found at www.spectrumsignal.com/products.

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ABOUT THE COMMUNICATIONS RESEARCH CENTRE CANADA
The CRC, an agency of Industry Canada, is the Canadian government’s primary laboratory for research and development (R&D) in advanced telecommunications. Their R&D is used for public policy purposes and to strengthen the Canadian economy through technology and knowledge transfer. Under its four research branches, CRC specializes in taking an interdisciplinary approach to longer-term R&D in wireless systems, radio fundamentals, communication networks, photonics and interactive multimedia. Further details about CRC’s SDR technology, which include the SCARI-Open and SCARI ++ Software Suites, are available at www.crc.ca/sdr.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). RapidIO is a trademark of RapidIO Forum. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

CRC CONTACT

CRC Media Relations
Tel: 613.990.4575
Email: media@crc.ca

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F O R   .   I M M E D I A T E   .   R E L E A S E
Leading Vendors of Software Defined Radio (SDR) Solutions Add New Code
Generation Tool to their Offering
Zeligsoft and Spectrum supply code generator to their value-added solutions targeting SDR development and deployment
Gatineau, P.Q., Canada and Burnaby, B.C., Canada — February 22, 2006 — Building on their partnership entered into in May 2005, Zeligsoft Inc. and Spectrum Signal Processing Inc. today announced that the new Zeligsoft Code Generator will become part of their integrated tools offering, which also includes Zeligsoft Component EnablerTM (CE). Zeligsoft Code Generator (an add-in to CE) enables industrial strength Software Communications Architecture (SCA) component code generation. These tools can be ordered with Spectrum’s flexCommTM SDR-3000 and SDR-4000 software reconfigurable radio platforms. Spectrum’s SDR platforms also include a real-time operating system, standards-based middleware, a hardware abstraction layer and comprehensive training and support services. The result is a complete commercial-off-the-shelf (COTS) offering for defense and satellite communications systems integrators that promotes systematic risk—reduction from development through to deployment.
Spectrum’s platforms with Zeligsoft’s visual modeling, validation and code generation tools adhere to the SCA, a standard that uses a distributed run-time environment and component-based software to facilitate application and platform portability and reusability. Customers developing with the SCA can order a core framework and board support package that is integrated with the Zeligsoft tool suite on Spectrum’s platforms.
“Adoption of the Zeligsoft platform-aware tool set for Spectrum’s SDR-3000 has helped our customers implement their SCA-based projects more effectively,” said Mark Briggs, VP Marketing, Spectrum Signal Processing. “The powerful features of the XML Code Generator plus the enhanced Component Enabler 2.2 compelled us to offer this premier tool set with our SCA-enabled platforms so that our customers may benefit from a completely integrated and feature-rich development environment.”
“The combined Spectrum-Zeligsoft package simplifies the project planning and design effort for project teams tasked with delivering complex SCA-enabled products,” said Kamal Krishnapillai, VP Sales and Marketing, Zeligsoft. “The tool suite allows customers to accelerate their development activities. The tight integration between Zeligsoft, Spectrum and our middleware partners mitigates the risk customers would incur by integrating themselves. In addition, the applications port more easily from development targets to future deployment platforms, including Spectrum’s SDR-4000.”
The SDR-3000 and SDR-4000 packages with Zeligsoft CE and Code Generator are available now. Customers can purchase them directly through Spectrum Signal Processing or through Spectrum’s authorized dealers. Please refer to http://www.zeligsoft.com/uploadFiles/Code_Generator_data_sheet2.pdf for more information on Code Generator.
ABOUT ZELIGSOFT INC.
Zeligsoft is a leading provider of market-specific embedded software development tools that enable the development of component-based systems. The world’s leading aerospace and defence companies use Zeligsoft tools to improve the time to market and quality of their component-based software. Adapting to established development practices, and working with other best-in-class tools, Zeligsoft tools abstract complex standards away from designers, generate domain-specific software artifacts, and guide project teams through the development process. Zeligsoft is the only company in the embedded tools space concentrating on modeling, validation, generation, debugging, automated testing and deployment management of entire component-based systems. Zeligsoft’s current target market is the Software Defined Radio (SDR) industry, which has

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standardized on the component-based Software Communication Architecture (SCA). Next generation products and key strategic partnerships will expand the Zeligsoft customer value into other verticals in the embedded systems space, including defence electronics, telecommunications and automotive. The Zeligsoft team comprises leading toolsmiths and software engineering experts who possess extensive experience in software engineering processes and Model Driven Development (MDD). Zeligsoft drives industry standards by contributing significantly to key forums such as the Object Management Group (OMG) and the SDR (Software Defined Radio) Forum. Zeligsoft is headquartered in the Ottawa-Gatineau region amongst some of the world’s largest and most innovative high-technology companies. For additional information about Zeligsoft visit www.zeligsoft.com.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm is a trademark of Spectrum Signal Processing Inc. Zeligsoft CE is a trademark of Zeligsoft Inc. Other products and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
ZELIGSOFT CONTACT
Jennifer Steinberg
Marketing Manager
Tel: 819.684.9639 ext 223
Email: jennifer@zeligsoft.com
SPECTRUM CONTACTS
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing and Green Hills Software Partner to Offer
INTEGRITY Real-Time Operating System on SDR-4000
Run-time royalty free operating system enhances production readiness of rugged, small form factor
SDR-4000 platform
Burnaby, B.C., Canada — February 23, 2006 — Spectrum Signal Processing Inc. and Green Hills® Software, Inc. today announced that they have entered into an agreement whereby Spectrum will resell Green Hills INTEGRITY® Real-Time Operating System (RTOS) and MULTI® Integrated Development Environment (IDE) with Spectrum’s flexComm™ SDR-4000 3U rugged software defined radio (SDR) platform.
INTEGRITY provides a royalty-free RTOS supporting the POSIX system interfaces that are critical components in many SDR implementations and are required by the Software Communications Architecture (SCA). The SCA is an open architecture framework that tells designers how elements of hardware and software are to operate in harmony for programs such as the US Department of Defense Joint Tactical Radio Systems.
“Green Hills is excited about this partnership that builds on Spectrum’s success providing SDR solutions to governments and leading primes around the world,” said Dan Mender, Green Hills Software’s Director of Business Development. “By integrating Green Hills Software’s highly-reliable, secure, software environment and development tools onto Spectrum’s SDR-4000 platform, customers now have a robust solution that can take them from development to deployment.”
“Bundling Green Hills’ INTEGRITY RTOS and MULTI IDE with Spectrum’s SDR-4000 platform extends our integrated solutions portfolio targeting the military defense market,” said Mark Briggs, VP of Marketing for Spectrum Signal Processing. “A rugged platform like the SDR-4000 in combination with the INTEGRITY operating system offers solutions that will meet the challenging technical and business requirements of this space, especially for large scale deployments. INTEGRITY and MULTI are the latest addition to Spectrum’s software product portfolio designed specifically for SDR applications and meant to take full advantage of Spectrum’s high performance hardware systems.”
Spectrum’s SDR-4000 includes the PRO-4600 SDR modem processing engine and the XMC-3321 dual-transceiver input/output mezzanine card. The system combines the processing power of the Xilinx® Virtex-4™, the Freescale® PowerQUICC™ III PowerPC™ and Texas Instruments’ TMS320C64x™ digital signal processor elements into a single slot solution. INTEGRITY RTOS will be pre-integrated onto the platform to provide high performance features such as virtual memory management, rapid real-time response, and networking and communications protocols. INTEGRITY is SCA-compliant and POSIX certified. The MULTI IDE provides advanced tools for application development and includes a C and C++ compiler, debugger, text editor and flash utilities. The offering includes an SCA Core Framework, an Object Request Broker, a board support package and Spectrum’s quicComm™ hardware abstraction layer that facilitates platform programming and code portability. Also provided are comprehensive software examples that demonstrate application data flows that simplify and accelerate development initiatives. Technical support services and training courses are part of this extensive product offering.
Details on the SDR-4000 with INTEGRITY and MULTI can be found at http://www.spectrumsignal.com/products.
ABOUT GREEN HILLS SOFTWARE, INC.
Founded in 1982, Green Hills Software, Inc. is a technology leader in real-time operating systems and device software optimization for 32- and 64-bit embedded systems. Green Hills Software’s royalty-free INTEGRITY RTOS, velOSity™ microkernel, compilers, MULTI and AdaMULTI™ Integrated Development Environments and TimeMachine™ debugger offer a complete development solution that addresses both deeply embedded and high-reliability applications. Green Hills Software is headquartered in Santa Barbara, CA, with European headquarters in the United Kingdom. Visit Green Hills Software on the web at www.ghs.com.

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Green Hills, MULTI, INTEGRITY, velOSity, AdaMULTI and TimeMachine are trademarks or registered trademarks of Green Hills Software, Inc. Xilinx and Virtex-4 are trademarks or registered trademarks of Xilinx Inc. Freescale and PowerQUICC are trademarks or registered trademarks of Freescale Semiconductor, Inc. PowerPC is a trademark of International Business Machines Corporation. TMS320C64x is a trademark of Texas Instruments. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.

GREEN HILLS CONTACT
Barbel French
Tel. 805.965.6044
Email: bfrench@ghs.com
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R   .   I M M E D I A T E   .   R E L E A S E
Spectrum Signal Processing Announces Departure of
Vice-President, Engineering
Burnaby, BC, Canada — February 24, 2006 — Spectrum Signal Processing Inc. today announced that Mario Palumbo, Spectrum’s Vice-President, Engineering, has decided to begin transitioning out of the company in order to pursue a senior management role in a start-up venture. He will remain with Spectrum until May 2006, allowing for an orderly transition of responsibilities.
In making the announcement Dr. Palumbo said, “I have enjoyed my time with Spectrum and believe that the company has an impressive engineering team, excellent products and a promising future. While leaving such a talented team is a difficult personal decision, I am doing so because of my desire to leverage and expand my leadership capabilities in a start-up environment.”
Dr. Palumbo joined Spectrum in 1998 upon the acquisition of the net assets of Alex Computer Systems Inc. and became Spectrum’s Vice-President, Engineering in January 2004.
“Over his eight-year career with Spectrum, Mario has demonstrated significant leadership on many different fronts,” said Pascal Spothelfer, Spectrum’s President and CEO. “Mario has worked tenaciously on refining our engineering practices, enhancing product quality and focusing the organization on meeting scheduled product deliveries. I’m pleased that Mario has allowed for a graceful transition of responsibilities as he moves forward with his plans to explore new leadership opportunities ahead.”
Spectrum has commenced a search for a successor to be in place prior to Dr. Palumbo’s departure.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Phone: 604.676.6733
Email: brent_flichel@spectrumsignal.com

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